UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-40793

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ocean Biomedical, Inc.

(Full Name of Registrant)

Aesther Healthcare Acquisition Corp.

(Former Name if Applicable)

55 Claverick St., Room 325

(Address of Principal Executive Office (Street and Number))

Providence, RI 02903

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III— NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Ocean Biomedical, Inc. (f/k/a Aesther Healthcare Acquisition Corp.) (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 (the “Quarterly Report”). For the reasons and circumstances set forth below, the Company has determined that it is unable to file its Quarterly Report within the prescribed time period without unreasonable effort or expense.

On February 14, 2023, the Company, a special purpose acquisition company, completed a business combination (the “Business Combination”) with Ocean Biomedical Holdings, Inc (f/k/a Ocean Biomedical, Inc) (“Legacy Ocean”), among other parties, which resulted in Legacy Ocean becoming a wholly owned subsidiary of the Company. Legacy Ocean was deemed the accounting acquirer for financial reporting purposes. In addition, during the period covered by the Quarterly Report, the Company engaged in financing activities involving the issuance of warrants and shares of the Company’s common stock.

Due to the impact of the timing of the completion of the Business Combination and the Company’s financing activities during the quarterly period ended March 31, 2023, including the extensive and complex accounting and disclosure requirements related to the Business Combination, as well as complex accounting requirements related to the financing activities, the Company requires additional time to prepare the financial statements and the accompanying notes disclosed in the Quarterly Report. The Company is working diligently to complete the Quarterly Report as soon as possible and intends to file the Quarterly Report no later than May 22, 2023.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Elizabeth Ng	(401)	444-7375
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss for the three months ended March 31, 2023 in excess of the net loss reported for the three months ended March 31, 2022. Because the Company is in the process of completing work on the complex accounting requirements relating to the completion of the Business Combination and financings completed in the quarter, it is not able to provide a reasonable estimate of those results at this time.

Disclosure Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” “will,” “anticipates,” “estimates,” “intends” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our preliminary expectations as to net loss and our beliefs and expectations regarding the timing of the completion of the Company’s financial statements and the filing of the Quarterly Report, all of which reflect the Company’s expectations based upon currently available information and data. Because such statements are based on the Company’s current expectations and are not statements of fact, actual results may differ materially from those projected or estimated and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. You should carefully consider the risks and uncertainties that are described in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, which is incorporated herein by reference, and other documents filed by the Company from time to time with the SEC, which are and will be available at www.sec.gov. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

Ocean Biomedical, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2023	By:	/s/ Elizabeth Ng
	Name:	Elizabeth Ng
	Title:	Chief Executive Officer
(Principal Executive Officer)